SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              26 March 2008


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 26 March 2008 re: Director/PDMR Shareholding



Secretary's Department         Direct line:     020-7356 1043
25 Gresham Street              Network:        7-400 1043
London                         Switchboard:  020-7626 1500
EC2V 7HN                       Facsimile:       020-7356 1038
                               Network Fax:  7-400 1038
                               email:
                               alastair.michie@lloydstsb.co.uk
                               Alastair J Michie
                               Company Secretary



The London Stock Exchange                                    26th March, 2008
RNS
10 Paternoster Square
London EC4M 7LS



Dear Sirs



Lloyds TSB Group plc

Notification of transactions by persons discharging managerial responsibility



On 20th March, 2008, 35 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 at 431.5p per share for Mr. J.E. Daniels, under the Lloyds TSB Group Shareplan, as follows:



               29 "partnership shares"; and 6 "matching shares".


The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.


Yours faithfully,



A.J. Michie

Secretary






               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                              George Street, Edinburgh EH2 4LH.



Secretary's Department         Direct line:     020-7356 1043
25 Gresham Street              Network:        7-400 1043
London                         Switchboard:  020-7626 1500
EC2V 7HN                       Facsimile:       020-7356 1038
                               Network Fax:  7-400 1038
                               email:
                               alastair.michie@lloydstsb.co.uk
                               Alastair J Michie
                               Company Secretary




The London Stock Exchange                                    26th March, 2008

RNS
10 Paternoster Square
London EC4M 7LS


Dear Sirs


Lloyds TSB Group plc

Notification of transactions by persons discharging managerial responsibility



On 20th March, 2008, 13 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 at 431.5p per share for Mr. M.E. Fairey, under the Lloyds TSB Group Shareplan, as follows:



               7 "partnership shares"; and 6 "matching shares".





The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,



A.J. Michie

Secretary




               Lloyds TSB Group plc is registered in Scotland no. 95000


Registered Office: Henry Duncan House, 120
George Street, Edinburgh EH2 4LH.



Secretary's Department         Direct line:     020-7356 1043
25 Gresham Street              Network:        7-400 1043
London                         Switchboard:  020-7626 1500
EC2V 7HN                       Facsimile:       020-7356 1038
                               Network Fax:  7-400 1038
                               email:
                               alastair.michie@lloydstsb.co.uk
                               Alastair J Michie
                               Company Secretary



The London Stock Exchange                                    26th March, 2008
RNS
10 Paternoster Square
London EC4M 7LS





Dear Sirs



Lloyds TSB Group plc

Notification of transactions by persons discharging managerial responsibility



On 20th March, 2008, 35 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 at 431.5p per share for Mr. A.G. Kane, under the Lloyds TSB Group Shareplan, as follows:



                    29 "partnership shares"; and 6 "matching shares".


The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,









A.J. Michie

Secretary





          Lloyds TSB Group plc is registered in Scotland no. 95000


Registered Office: Henry Duncan House, 120
George Street, Edinburgh EH2 4LH.


Secretary's Department         Direct line:     020-7356 1043
25 Gresham Street              Network:        7-400 1043
London                         Switchboard:  020-7626 1500
EC2V 7HN                       Facsimile:       020-7356 1038
                               Network Fax:  7-400 1038
                               email:
                               alastair.michie@lloydstsb.co.uk
                               Alastair J Michie
                               Company Secretary






The London Stock Exchange                                    26th March, 2008


RNS
10 Paternoster Square
London EC4M 7LS





Dear Sirs



Lloyds TSB Group plc

Notification of transactions by persons discharging managerial responsibility



On 20th March, 2008, 35 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 at 431.5p per share for Mrs A.S.Risley, under the Lloyds TSB Group Shareplan, as follows:



                29 "partnership shares"; and 6 "matching shares".


The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,









A.J. Michie

Secretary






               Lloyds TSB Group plc is registered in Scotland no. 95000


Registered Office: Henry Duncan House, 120
George Street, Edinburgh EH2 4LH.



Secretary's Department         Direct line:     020-7356 1043
25 Gresham Street              Network:        7-400 1043
London                         Switchboard:  020-7626 1500
EC2V 7HN                       Facsimile:       020-7356 1038
                               Network Fax:  7-400 1038
                               email:
                               alastair.michie@lloydstsb.co.uk
                               Alastair J Michie
                               Company Secretary



The London Stock Exchange                                    26th March, 2008


RNS
10 Paternoster Square
London EC4M 7LS

Dear Sirs


Lloyds TSB Group plc

Notification of transactions by persons discharging managerial responsibility



On 20th March, 2008, 35 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 at 431.5p per share for Mrs C.F. Sergeant, under the Lloyds TSB Group Shareplan, as follows:



             29 "partnership shares"; and 6 "matching shares".


The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,



A.J. Michie

Secretary







               Lloyds TSB Group plc is registered in Scotland no. 95000


Registered Office: Henry Duncan House, 120
George Street, Edinburgh EH2 4LH.

Secretary's Department         Direct line:     020-7356 1043
25 Gresham Street              Network:        7-400 1043
London                         Switchboard:  020-7626 1500
EC2V 7HN                       Facsimile:       020-7356 1038
                               Network Fax:  7-400 1038
                               email:
                               alastair.michie@lloydstsb.co.uk
                               Alastair J Michie
                               Company Secretary




The London Stock Exchange                                    26th March, 2008


RNS
10 Paternoster Square
London EC4M 7LS


Dear Sirs



Lloyds TSB Group plc

Notification of transactions by persons discharging managerial responsibility



On 20th March, 2008, 35 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 at 431.5p per share for Mr. G.T. Tate, under the Lloyds TSB Group Shareplan, as follows:



            29 "partnership shares"; and 6 "matching shares".





The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,









A.J. Michie

Secretary






               Lloyds TSB Group plc is registered in Scotland no. 95000


Registered Office: Henry Duncan House, 120
George Street, Edinburgh EH2 4LH.


Secretary's Department         Direct line:     020-7356 1043
25 Gresham Street              Network:        7-400 1043
London                         Switchboard:  020-7626 1500
EC2V 7HN                       Facsimile:       020-7356 1038
                               Network Fax:  7-400 1038
                               email:
                               alastair.michie@lloydstsb.co.uk
                               Alastair J Michie
                               Company Secretary


The London Stock Exchange                                    26th March, 2008


RNS
10 Paternoster Square
London EC4M 7LS

Dear Sirs

Lloyds TSB Group plc

Notification of transactions by persons discharging managerial responsibility



On 20th March, 2008, 35 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 at 431.5p per share for Mr. C.M. Wiscarson, under the Lloyds TSB Group Shareplan, as follows:



             29 "partnership shares"; and 6 "matching shares".





The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,









A.J. Michie

Secretary










               Lloyds TSB Group plc is registered in Scotland no. 95000


Registered Office: Henry Duncan House, 120
George Street, Edinburgh EH2 4LH.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:   26 March 2008